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October 31, 2024

United States Securities and Exchange Commission

Division of Corporation Finance – Office of

Life Sciences

Washington, DC 20549

Attention:	Mr. Tyler Howes
Ms. Laura Crotty
Ms. Christine Torney
Ms. Lynn Dicker

Re:

Invizyne Technologies Inc. (“Invizyne”)

Response to Comments to Amendment No. 8, to Registration Statement on Form S-1

Staff Letter dated October 30, 2024

Registration Statement Amendment Filed Date: October 21, 2024

File No. 333-276987

Dear Mr. Howes:

The Staff has asked for an analysis under Rule 152 (“Rule 152”) of the Securities Act of 1933, as amended, as to why the concurrent private offering of warrants (“Private Warrants”) should not be integrated with the initial public offering of common stock in a registered offering by Invizyne Technologies Inc. (“Invizyne”). The Staff has also asked that in our response we address the timing and circumstances under which the accredited investors first engaged with Invizyne with respect to each offering, what materials related to the public offering the issuer has provided to the investors, and how the proposed private placement complies with Rule 502(c) of Regulation D.

Rule 152 provides a simplified approach to the integration of offerings that look to the facts and circumstances of each offering that is the subject of the integration analysis. The general principle found in Rule 152(a) covers all offerings that are not covered by one of the four safe harbors found in Rule 152(b). Rule 152(a) indicates that offers and sales will not be integrated if, based on the particular facts and circumstances, the issuer is able to establish that the private offering that is concurrent with a public offering is entitled to the criteria for a private offering. Rule 152(a) states that the issuer must have a reasonable belief, based on facts and circumstances, with respect to each purchaser in the exempt offering prohibiting general solicitation, that the issuer (or any person acting on the issuer’s behalf—e.g., a broker-dealer or investment adviser) either: (a) did not solicit such purchaser through the use of general solicitation; or (b) established a substantive relationship with such purchaser prior to the commencement of the exempt offering prohibiting general solicitation. We understand that if a permissible general solicitation for one offering describes the material terms of a concurrent or subsequent offering for which general solicitation is not permitted, the solicitation may violate the prohibition on general solicitation in the concurrent or subsequent offering.

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We will demonstrate that there was both (a) no general solicitation of the Purchaser for its agreement to acquire the Private Warrants, and (b) there was a prior long-standing, substantive relationship between Invizyne and the Purchaser.

The Purchaser has had a multi-decade investor relationship with MDB Capital Holdings, LLC and its predecessor entities. It is understood that the Purchaser will use two funds controlled by the Purchaser and, possibly, a trust controlled by the Purchaser to make the overall investment in the Private Warrants and the public offering. The Purchaser’s current accounts for the funds and trust through which an investment in the Private Warrants and public offering will be made date to as early as August 2012. The Purchaser, taken as a whole through his personal wealth and the aggregated value of the several funds through which the Purchaser makes investments is worth over $150 million.

(a) The Purchaser became acquainted with the potential of investing in Invizyne substantially prior to the filing of the Invizyne Registration Statement on Form S-1 on February 9, 2024, Registration Statement No. 333- 276987 (“Invizyne Registration Statement”).

As a significant investor in many offerings through MDB Capital Holdings, LLC, in respect of Invizyne the Purchaser had numerous personal presentations made to it by the officers of Invizyne and the investment bankers of MDB Capital Holdings, LLC, about an investment in Invizyne. These meetings included those on the following dates: February 4, 2022, July 1, 2023, and July 12, 2023, and several emails exchanges with officers of Invizyne in July and August 2023. At these meetings and exchanges, the general business of Invizyne and the financial statements of Invizyne, which formed a part of the financial disclosure of MDB Capital Holdings, LLC, were discussed along the lines of the disclosures being made by MDB Capital Holdings, LLC in its private offering of limited liability interests concluded in 2022 and then its 2023 initial public offering of limited liability interests (see MDB Registration Statement referenced below).

The Purchaser participated in the public offering of MDB Capital Holdings, LLC. In the registration statement for that offering, Registration Statement 333-268318 (“MDB Registration Statement”), which was declared effective July 25, 2023, there was substantive disclosure concerning the business of Invizyne, as it was a significant subsidiary of MDB Capital Holdings, LLC and the financial statements of Invizyne were integrated and consolidated with those of MDB Capital Holdings, LLC, the parent company, and included in the aforementioned MDB Registration Statement. The MDB Registration Statement did not indicate when or on what terms a public offering of securities might take place by Invizyne.

In connection with the initial public offering by MDB Capital Holdings, LLC, the Purchaser was provided with the above referenced MDB Registration Statement and related prospectus.

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The Purchaser, in relation to its investment in the common stock of Invizyne being offered in the initial public offering, was provided the Invizyne Registration Statement and various prospectuses and free writing prospectuses of Invizyne, all filed as part of the Invizyne Registration Statement, during the period from the filing of the Invizyne Registration Statement in February 2024 to date.

For the terms of the Private Warrants, the only written materials have been the forms of the Private Placement Warrant (October 2024) and Securities Purchase Agreement for Warrant Private Placement (October 2024), both of which were filed with the Invizyne Registration Statement as referenced above. The Private Warrant offering was discussed with the Purchaser and not otherwise disclosed to the public, in any form, prior to its first public disclosure in the Amendment No. 8, to the Invizyne Registration Statement, filed October 21, 2024. The terms of the Private Warrant were developed during the week of October 7, 2024, in negotiations between the Purchaser and MDB Capital, the underwriter for the public offering by Invizyne, and Invizyne, and then finalized and documented with the Purchaser on October 11, 2024, which terms and documents were accepted by the Purchaser later that same day.

In sum, the Purchaser has had a long knowledge relationship with Invizyne starting well prior to any public offering of securities by Invizyne. The Purchaser was aware of the public offering of common stock by Invizyne through the usual means of a prospectus and free writing prospectus. As to knowledge of the Private Warrants, that was discussed privately and fully documented through specific agreements and accepted by the Purchaser with Invizyne prior to any public publication of the offering of the Private Warrants.

(b) The Purchaser has a prior substantive relationship with Invizyne.

In addition to the regular contact between the Purchaser and Invizyne described above, and the demonstrated long-standing interest that the Purchaser has had in Invizyne, as of December 31 2023, based on internal records of MDB Capital Holdings, LLC, the Purchaser owned approximately 1.54% of the limited liability interests of MDB Capital Holdings, LLC, which equates to an approximate 1.0% indirect, beneficial interest of the common stock of Invizyne. It should be pointed out that MDB Capital Holdings, LLC is treated for tax purposes as a partnership.

Based on the foregoing, it is respectfully submitted that the offering of the common stock in a registered public offering and the offering of the Private Warrants to a single Purchaser through several investment vehicles, that was not publicly disclosed prior to completion of the negotiations and documentation of the Private Warrant terms should not be integrated under the principles of Rule 152. Moreover, the constraints of Rule 502(c) were adhered to in developing the terms and documentation and then making the offer of the Private Warrants to the Purchaser.

Sincerely,

/S/ Andrew D. Hudders

Andrew D. Hudders

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